UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 1, 2018, Stratasys Ltd. (“we” or “us”) announced our financial results for the quarter and six months ended June 30, 2018. A copy of our press release announcing our results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) and is incorporated herein by reference.

In conjunction with the conference call to be held on August 1, 2018 to discuss our results, we are also furnishing a copy of the script used for the conference call to provide additional information regarding our business and our financial results (attached to this Form 6-K as Exhibit 99.2 and incorporated herein by reference) and a PowerPoint presentation with additional information (attached to this Form 6-K as Exhibit 99.3 and incorporated herein by reference).

The information in this Form 6-K, including Exhibits 99.1, 99.2 and 99.3, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 1, 2018	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated August 1, 2018, announcing the financial results of Stratasys Ltd. for the quarter and six months ended June 30, 2018

99.2	Script for our conference call to be held on August 1, 2018

99.3	PowerPoint presentation with additional information